
July 20, 2015

Via E-mail
John L. Sullivan III
Chief Financial Officer
The Eastern Company
112 Bridge Street
Naugatuck, Connecticut 06770

> **Re: The Eastern Company**
> **Form 10-K for Fiscal Year Ended January 3, 2015**
> **Filed March 13, 2015**
> **File No. 1-35383**

Dear Mr. Sullivan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 18

1. We note that the change in pension and postretirement benefit costs within other comprehensive income has materially impacted total comprehensive income for each period presented. Please expand your disclosures to provide a comprehensive discussion and analysis of how the changes in the material assumptions impacting pension and postretirement expenses (e.g., discount rate, expected long-term rate of return on plan assets, and expected rate of compensation increase) led to the adjustments recognized.

Liquidity and Sources of Capital, page 24

2. Please expand your analysis of your liquidity to address the impact of the $15.3 million increase to the accrued pension cost, including whether this increase triggered any minimum funding requirements.

4. Contingencies, page 39

3. Please expand your disclosure for the potential ground contamination at your plant in Wheeling, Illinois to provide an update for the status of this matter, including the results of the testing.

Item 9A Controls and Procedures, page 57

4. We note from the Management's Report on Internal Control over Financial Reporting that management assessed your internal control over financial reporting using the framework in Internal Control – Integrated Framework issued in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Please tell us why you have continued to use the 1992 Framework rather than the Framework COSO issued on May 14, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

 - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787, or Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief